Exhibit 99.2

LITHIUM AMERICAS CORP. Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free 1-866-964-0492 www.computershare.com/ notice and access Notice of Availability of Proxy Materials for LITHIUM AMERICAS CORP. Annual General and Special Meeting Meeting Date and Location: When: May 24, 2024 9:00 am (Pacific Time) Where: Virtually at: https://www.meetnow.global/MXPLS44 Fold You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: https://lithiumamericas.com/investor/AGM-Materials/default.aspx OR www.sedarplus.ca How to Obtain Paper Copies of the Proxy Materials Fold Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 14, 2024. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the materials after the meeting date, please contact 1-866-964-0492 - Toll Free within North America 1-514-982-8714 - Direct from outside of North America. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 1-303-562-9305 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact Toll Free within North America – 1-877-907-7643, or direct from Outside Of North America – 303-562-9305. Dual LAHQ_NOTICE_35820/000001/000001/i

Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Number of Directors - Set Number of Directors 2. Election of Directors - Elect Directors 3. Appointment of Auditors - Appoint the Auditor 4. Approval of

the Amendment to the Corporation’s Articles - Approval of the Amendment to the Corporation’s Articles Fold Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial statement delivery No Annual Report (or Annual Financial Statements) is (are) included in this mailing